Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX COMMENCES STOCK REPURCHASE PROGRAM

MONTERREY, MEXICO. NOVEMBER 28, 2018 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has commenced its previously announced stock repurchase program (the “Program”), which was approved at its 2017 annual general ordinary shareholders’ meeting (the “Meeting”) held on April 5, 2018. The Meeting approved the repurchase of up to U.S.$500 million (or its equivalent in Mexican pesos) of CEMEX’s shares (or securities representing such shares) until CEMEX’s general ordinary shareholders’ meeting to be held in 2019.

Fernando A. González, Chief Executive Officer of CEMEX, said: “We are pleased to initiate our share buyback program, which is one of the capital allocation options we have to create value for our shareholders.”

On November 27, 2018, CEMEX repurchased 7,000,000 CEMEX CPOs, at a weighted-average price of MXN9.400 per CPO. The total amount of these CPO repurchases, including fees and value-added tax, was MXN65.9 million (approximately U.S.$3.2 million). CEMEX engaged Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa, integrante del Grupo Financiero Citibanamex to execute these CPO repurchases.

As required under the laws of Mexico, any future repurchases of CEMEX CPOs by CEMEX under the Program will be announced no later than the end of the business day following the date on which such repurchases are made. CEMEX expects to execute a portion of the approved size of the program.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Such forward-looking statements include, without limitation, statements as to the amount, timing, manner, benefits and effects of the Program described above. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.